

Cementos Lima S.A.

03 SEP 23 AM 7:21

FILE NO.
82-3911

VAL-109-03

September 12, 2003



03032184

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

SUPPL

1. Quarterly Report as of June 30, 2003.

   Date: filed with CONASEV on August 22, 2003

   Required by:CONASEV

2. Monthly information as of August 31, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on September 9, 2003

   Required by:CONASEV

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 Cementos Lima S.A.

FILE N°/
82-3911

(FREE TRANSLATION)

VAL-095-03

August 22, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

Attached please find our Quarterly Report as of June 30, 2003 to be distributed to securityholders.

Truly yours,

Irma Mavila
Head of the Securities Department

Encl.: 1

c.c.: Securities and Exchange Commission - SEC (USA)
GG
GF
GDC

FILE: TRANEWS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Newsletter as of second quarter 2003



Cementos Lima S.A.

ECONOMIC ENVIRONMENT

According to recent estimates, Peru's Gross Domestic Product (GDP) would have increased 3,9% during 2Q03 with respect to the same period of 2002. Likewise, the Construction Sector would have grown 3,5% while domestic demand for cement increased by 3,0%.

With respect to the variation of the inflation indices, during 1H03 the Consumer Price Index and the Wholesale Price Index increased by 1,26% and 0,44%, respectively. Comparatively, during 1H02 said indices increased by 0,62% and 0,15%, respectively.

During this first semester, the Peruvian Nuevo Sol revaluated 1,22% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On June 30th, 2003, the exchange rate quotes for selling and buying US dollars were S/.3,472 and S/.3,469 per dollar, respectively.

ENVIRONMENT AND NATURAL RESOURCES

During the second quarter of the year, the Company accomplished the following activities:

1. Related to ministries and Government institutions:

   - Environmental monitoring of air quality, noises and water at the "Las Hienas" and "Cristina" mining concessions, the Conchán Pier and Atocongo's quarry and plant.

   - Continuation of the implementation and assembly

of the new system for particle filtration in the cooler of the production line 2.

2. Related to community support:

- The Company continued with the technical support for the maintenance of the ecological laboratories, the archeological investigation project, the flora and fauna preservation project and the "Flor de Amancay" rescue project.

- On April 26th, the "Buena Voz" program, oriented to the formation and strengthening of values, attitudes, abilities and skills of the Company's nearby communities' youth, was implemented.

- During the "World Environmental Week", the Company organized (on June 2nd and 4th) two health campaigns with the participation of communities adjacent to the Atocongo Plant and the Conchán Pier. Likewise on June 05th took place a tree-planting program on more than 5 000 m2 of unplowed lands at the Atocongo's camp area. Finally, on June 06th the course "Municipal Environmental Legislation" was given to representatives of area municipalities and government offices, providing consolidated information about environmental issues.

OPERATIONS AND PRODUCTION

The Company's cement production increased during 1H02 by 1,7% with respect to 1H01, from 945 296 t to 961 642 t, due to the similar growth of local and export cement dispatches. From the total cement produced, 653 939 t

TABLE Nº 1
CEMENTOS LIMA S.A.
(in thousands of metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cement	C. Lima	Perú
2002	I	481,3	476,5	364,3	919,7
	II	385,6	468,8	352,3	862,2
	I-II	866,9	945,3	716,6	1 781,9
	III	625,6	470,2	385,0	983,8
	IV	417,4	400,5	366,4	987,6
	I-IV	1 909,9	1 815,9	1 468,0	3 753,4
2003	I	476,3	456,9	374,4	945,7
	II	469,6	504,7	360,1	889,7
	I-II	945,9	961,6	734,5	1 835,4
Variation					
03-I&II/02-I&II		9,1%	1,7%	2,5%	3,0%
03-II/02-II		21.8%	7,7%	2,2%	3,2%
03-II/03-I		-1,4%	10,5%	-3,8%	-5,9%

* Only domestic dispatches are included.

correspond to cement type I, 266 307 t to cement type II of low alkali content mainly for export and 41 396 t to cement type IP.

At the same time, the Company's clinker production during the first half of the year increased by 9,1% with respect to the same period of 2001 from 866 875 t to 945 853 t, mainly due to higher programmed stock levels. Clinker production included 787 375 t of clinker type I and 158 478 t of clinker type II of low alkali content for export.

It is important to mention that Kiln I remained inactive during 1H03.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in Table No 1.

The Conchán port's operations, expressed in total tonnage increased by 17,9% with respect to the first semester of 2002. The annual variation in tons of loaded or unloaded product is shown below:

PRODUCT	As of june 30 th 2003	N° of Vessels	As of june 30 th 2002	N° of Vessels	Volumen Variation (%)
CEMENT	223 524	8	222 360	8	0,5
CLINKER	110 134	4	107 454	4	2,5
COAL	160 663	6	96 686	3	66,2
GRAINS	40 505	2	27 206	2	48,9
TOTAL HANDLED	534 826	20	453 706	17	17,9

MARKET

Domestic

The Company's domestic cement dispatches during 1H03 added up to 734 489 t, quantity 2,5% higher than the one obtained in the same period of 2002, when local dispatches reached 716 611 t. It is worth mentioning that during 2Q03 cement dispatches increased 2,2% compared to the same period of 2002 and decreased 3,8% when compared to 1Q03.

Additionally, during this first half of the year, total domestic cement dispatches increased 3,0% with respect to the previous year, from 1 781 944 t to 1 835 392 t.

Consequently, the Company's market share, considering dispatched volumes, remained in 40%.

The Company did not make any price adjustments during this semester, maintaining the same prices established on May 16th, 2001.

As a result, the average domestic price for Type I cement during 1H03, in constant nuevos soles as of June 30th, 2003, was S/. 297,56/t, 2,31% lower than the S/. 304,60/t average of 1H02. In US dollars equivalent, the weighted

CEMENTOS LIMA S.A.

Income Statement

(in thousands of constant nuevos soles as of June 30, 2003)

	Six Month Period					Three Month Period				
	To June 30, 2003		To June 30, 2002		Percent Change	Second Quarter 2003		Second Quarter 2002		Percent Change
		%		%	%		%		%	%
Net Sales	259 437	100	261 628	100	(1)	132 574	100	129 650	100	2
Cost of Sales	(114 443)	(44)	(110 178)	(42)	4	(58 851)	(44)	(54 411)	(42)	8
Gross Margin	144 994	56	151 450	58	(4)	73 723	56	75 239	58	(2)
Operating Expenses										
Depreciation and amortization	(45 587)	(18)	(41 285)	(16)	10	(23 705)	(18)	(20 713)	(16)	14
Administrative	(19 756)	(8)	(19 907)	(8)	(1)	(10 287)	(8)	(10 100)	(8)	2
Selling	(7 464)	(3)	(7 362)	(3)	1	(4 135)	(3)	(3 910)	(3)	6
Total Operating Expenses	(72 807)	(28)	(68 554)	(26)	6	(38 127)	(29)	(34 723)	(27)	10
Operating Income	72 187	28	82 896	32	(13)	35 596	27	40 516	15	(12)
Comprehensive Financial (Expense) income										
Financial (expense) income, net	(2 076)	(1)	(3 590)	(1)	(42)	(923)	(1)	(1 642)	(1)	(44)
Gain (Loss) from monetary position	(322)	(0)	(822)	(0)	(61)	1 867	1	(1 692)	(1)	(210)
Total Comprehensive Financial (Expense) income	(2 398)	(1)	(4 412)	(2)	(46)	944	1	(3 334)	(3)	(128)
Other Income (Expenses)	(613)	(0)	253	0	(342)	(91)	(0)	1 567	1	(106)
Income Before Tax and Employees	69 176	27	78 737	30	(12)	36 449	27	38 749	30	(6)
Income Tax	(17 692)	(7)	(18 836)	(7)	(6)	(9 138)	(7)	(4 300)	(3)	113
Employees' Profit Sharing	(4 049)	(2)	(8 728)	(3)	(54)	(3 761)	(3)	(9 275)	(7)	(59)
Net Income	47 435	18	51 173	20	(7)	23 550	18	25 174	19	(6)
Legal Reserve	299	0	(1 541)	(1)	(119)	(508)	(0)	(1 174)	(1)	(57)
	0					-	0			
	47 734	18	49 632	19	(4)	23 042	17	24 000	19	(4)

average price for Type I cement during 1H02 was US$ 85,59/t, 0,52% lower than the US$ 86,04/t averaged during the same period of 2002.

Exports

The total volume exported during the second quarter of 2003 totaled 225 507 t, 28,4% higher than the total exported during 2Q02, when exports reached 175 610 t.

Out of total 2Q03 exports, 141 928 t or 62,94% correspond to cement type II of low alkali content, destined to the USA and 83 579 t or 37,06% correspond to type I clinker destined to Chile and the USA.

Considering the total volume exported on the first half of the year, exports grew 1,17%, from 329 815 t during 1H02 to 333 658 t during 1H03.

It is important to point out that similarly to the year 2002, exports during the 1H03 equated to 31% of the total volume dispatched by the Company.

ANALYSIS OF FINANCIAL RESULTS

Net sales, including exports, during 2Q03 in constant nuevos soles as of June 30th, 2003, reached S/. 132,6 million, 2,0% higher than in the same period of 2002. The increase is due to larger quantity sold.

Cost of sales was S/. 58,8 million, 8,0% higher than in the same period of 2002, mainly due to the larger quantity sold and to higher relative consumption of the Pucará

quarry's limestone, net of lower coal costs due to the merger of Lar Carbón.

As a consequence of the higher volumes sold, lower average domestic prices and lower gross margin of exports, the total gross margin decreased from 58% of sales in 2Q02 to 56% in the same period of 2003.

Operating expenses that totaled S/. 38,1 million during 2Q03 were higher than the S/. 34,7 million of 2Q02 due to higher depreciation expenses related to assets incorporated in the merger of Lar Carbón.

Operating income reached S/. 35,6 million during the 2Q03, lower in 12,0% to the S/. 40,5 million reached in the same period of the former year, due to the same reasons mentioned in the previous paragraphs.

Total comprehensive financial expenses during the second quarter of 2003, were 44,0% lower than in 2Q02. Financial expenses, which include in both fiscal years the loans for the first and second stages of the Atocongo plant expansion, have been decreasing as the Company has been amortizing the principal of said debt and also due to lower interest rates negotiated during 2Q01. Furthermore, a profit from monetary position was generated by the period's negative currency devaluation. This account is shown net from part of the differences in exchange rates already deducted, which were activated during 1998 and 1999, as a result of keeping the foreign currency denomination of the liabilities related to the plant expansion. Consequently, the profit from monetary position during 2Q03 was S/. 1,9 million, in comparison to the S/. 1,7 million loss generated during the same period of 2002.

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of June 30, 2003)

BALANCE SHEET

ASSETS	June 30, 2003	December 31, 2002
CURRENT ASSETS		
Cash and Cash Equivalents	2 540	5 978
Accounts Receivable		
Trade accounts receivable	29 138	15 602
Affiliates	7 890	2 084
Other accounts receivable	8 020	14 738
	45 048	32 424
Inventories		
Cement	1 781	2 231
Work in process	43 903	46 517
Raw materials	4 709	7 917
Coal	9 764	–
Spare parts, materials and supplies	63 747	61 717
Goods in transit	3 635	10 949
Quarry stripping costs – deferred	26 950	24 139
	154 489	153 470
Prepaid Expenses	12 665	7 962
TOTAL CURRENT ASSETS	214 742	199 834
Affiliates		
Accounts Receivable – Long Term	14 400	14 639
Investment in Securities	26 965	60 753
Fixed Assets	643 958	657 124
Other Assets	48 216	29 984
TOTAL ASSETS	948 281	962 334
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	68 798	33 526
Trade Accounts Payable	13 458	30 229
Income and Payroll Taxes	3 686	6 860
Vacation and Profits Sharing	5 862	9 993
Dividends Payable	209	38 426
Customers' Deposits	3 606	3 112
Affiliates	5 570	6 359
Others Accounts Payable	10 776	5 967
Current Portion of Long Term Debt	22 822	58 813
TOTAL CURRENT LIABILITIES	134 787	193 285
Deferred Taxes and Other	51 476	53 754
Long Term Debt	43 516	44 231
TOTAL LIABILITIES	229 779	291 270
STOCKHOLDERS' EQUITY		
Capital Stock	368 923	368 923
Investment Shares	47 657	47 657
Retained Earnings		
Legal reserve	73 853	74 148
Undistributed eamings, previous year	180 335	86 381
Undistributed eamings, current year	47 734	93 955
Dividends paid on current year net income	–	
TOTAL STOCKHOLDERS' EQUITY	718 502	671 064
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	948 281	962 334

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of June 30, 2003)

STATEMENTS OF CASH FLOW

	June 30, 2003		June 30, 2002	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	47 436		51 173	
Depreciation	44 320		40 903	
Withdraws and/or Adjustment of Fixed Assets	(21 318)		1 607	
Amortization of Intangibles / Adjustments	1 267		421	
Loss (Profits) due to the Non Current Monetary Position	1 065	72 770	508	94 612
		72 770		94 612
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	(13 536)		(10 379)	
Other Accounts Receivable	1 151		(977)	
Inventories	(2 964)		1 390	
Prepaid Expenses	(4 705)	(20 054)	1 449	(8 517)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	(484)		16 900	
Taxes and Contributions	(3 174)		(3 728)	
Personnel Account	(4 131)		(3 508)	
Other Accounts Payable	(10 322)		22 702	
Dividends Payable	(38 216)		(12)	
Deferred Taxes and Participations	(2 278)		(2 372)	
Advance Payment of Clients	494	(58 111)	(499)	29 483
		(5 395)		115 578
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of Other Assets	(19 498)		(4 824)	
New Contributions to Subsidiaries	(25 755)		-	
Investment decrease due to merger with Lar Carbon	59 543		-	
Payments of Plant Expansion Project				
Payment for Purchase of Fixed Assets and Current Works	(12 456)		(9 818)	
		1 834		(14 642)
		(3 561)		100 936
4. CASH FLOW FROM FINANCING ACTIVITIES				
Inflows from Long Term Financing	-		-	
Long Term Debt Amortization	(35 152)		(56 950)	
Increase (Decrease) of Bank Overdrafts and Loans	35 272		(2 750)	
Prescribed Dividends (Art. 259 Law 16123)	3		36	
Payment of Dividends	-	123	(33 125)	(92 789)
		(3 438)		8 147
INITIAL CASH BALANCE		5 978		6 409
FINAL CASH BALANCE		2 540		14 556

Other income suffered a considerable variation, decreasing from a S/. 1,6 million net income during 2Q02 to a S/. 0,1 million net expense during 2Q03, due to higher extraordinary expenses and lower extraordinary income.

The taxable income base of the Company is being levied at a rate of 27% and from this year onwards the Company is obligated to make an additional advanced income tax payment.

Mainly as a consequence of lower domestic and export sales' revenues, net income decreased by 6,0% from S/. 25,2 million in 2Q02 to S/. 23,6 million in 2Q03, in constant soles as of June 30th, 2003, representing 18% of net sales, lower than the 19% of 2002.

In the same way, net unrestricted income decreased by 4,0%, from S/. 24,0 million during 2Q02 to S/. 23,0 million during the same period of 2003. According to the General Societies Law, with this provision the Legal Reserves account accumulated by the Company has already reached the 20% threshold of the paid-in capital.

The most important changes in the Company's Balance Sheet as of June 30th, 2003, with respect to June 30th, 2002, took place in the following accounts:

Cash and Cash Equivalent levels decreased during this semester in order to cover the non-operating activities (see statement of cash flow).

Increase of Trade Accounts Receivable, although of a temporary nature due to payments pending as of the end of June from recently completed exports.

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios : 2003 - 2002

	June 30, 2003	June 30, 2002
Current Ratio	1,59	1,03
Acid Test	0,35	0,20
Cost of sales/Net sales	0,44	0,42
Total Liabilities/Total Stockholder's Equity	0,32	0,43

	June 30th, 2003	June 30th, 2002	Variation %
Inflation Index (IPC)	102,80	100,62	2,17
Inflation Index (IPM)	155,09	152,10	1,96
Devaluation (S/./US$)	3,472	3,511	(1,11)
Cement Sol (S/./metric ton)	297,78	297,78	0,00
Cement Atlas (S/./metric ton)	275,68	275,68	0,00

IPC = Consumer Price Index (Base December 2001)
IPM = Wholesale Price Index (Base: Year 1994)

Increase in Inventories, due to new stocks of coal as a result of the merge of Lar Carbón net from lower stocks related to exports.

Decrease in Investments in Securities, as a consequence of Lar Carbón S.A.'s merge. The decrease in investments had as counterpart an increment in Cash and Cash Equivalents, Inventories, Fixed Assets, Equipment and Machinery.

Net decrease in Fixed Assets, Equipment and Machinery due to the year's higher depreciation net of assets from the merge and from new acquisitions.

Decrease in Current Liabilities, due to the decrease of the current portion of the long-term debt and to paid dividends, net from other working capital loans.

Long-term debt remained similar to the previous period.

The Company's financial position as of June 30th, 2003 and 2002, is shown in Table N° 2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information for 2Q03 follows (all figures are in current soles per share, except for the number of shares):

	Common shares	Investment shares
Number as of 06-30-03	36 926 629	46 701 066
Face value as of 06-30-03	S/. 10,00	S/. 1,00
Closing price as of 06-30-03	70,00	3,82
Highest closing price	70,31	3,95
Lowest closing price	61,80	3,82
Average closing price	65,42	3,90

The quotation of the ADS'S is as follows:

American Depository Shares (ADS'S)*	Jun. 30st, 2003	Mar. 31st, 2003
Number	45 513	48 645
Closing price as of	US$ 20,16	US$ 17,84

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of March 31st, 2003, are presented below.

The companies included in these consolidated financial statements are: Cementos Lima S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A., Naviera Conchán S.A. (the last three are not currently operating).

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

(in thousands of constant nuevos soles as of March 31, 2003)

BALANCE SHEET

	March 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	8 598	36 674
		0
Accounts Receivable		0
Trade accounts receivable	33 305	36 623
Other accounts receivable	10 031	31 900
	43 336	68 523
Inventories		0
Cement	8 765	10 794
Work in process	71 525	70 087
Raw materials	10 790	16 367
Spare parts, materials and supplies	63 819	64 197
Goods in transit	4 188	9 079
Quarry stripping costs - deferred		
	159 087	170 524
Prepaid Expenses	20 502	11 831
TOTAL CURRENT ASSETS	231 523	287 552
Accounts Receivable - Long Term	17 489	17 889
Investment in Securities	3 523	3 612
Fixed Assets	716 615	747 713
Other Assets	62 633	49 595
TOTAL ASSETS	1 031 783	1 106 362
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	68 531	72 397
Trade Accounts Payable	23 993	33 183
Income and Payroll Taxes	6 848	8 173
Vacation and Profits Sharing	4 589	11 405
Dividends Payable	17 766	38 695
Customers' Deposits	5 855	6 218
Other Accounts Payable	14 207	26 862
Deferred Cost for Plant Downtime		
Current Portion of Long Term Debt	51 100	69 087
TOTAL CURRENT LIABILITIES	192 889	266 020
Deferred Taxes and Other	55 671	59 631
Long Term Debt	62 318	63 731
Minority Interest	25 691	43 458
TOTAL LIABILITIES	336 569	432 840
STOCKHOLDERS' EQUITY		
Capital Stock	371 496	371 496
Labor Shares	47 989	47 989
Retained Earnings		
Legal reserve	74 553	76 230
Undistributed earnings	201 176	177 805
TOTAL STOCKHOLDERS' EQUITY	695 214	673 521
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1 031 783	1 106 362

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

Income Statement

(in thousands of constant nuevos soles as of March 31, 2003)

	Three Month Period:				
	March 31, 2003		March 31, 2002		Porcent Change
		%		%	%
Net Sales	143 693	100,0	150 747	100,0	(4,7)
Cost of Sales	(67 672)	(47,1)	(64 307)	(42,7)	5,2
Gross Margin	76 021	52,9	86 440	57,3	(12,1)
Operating Expenses					
Depreciation and amortization	(24 650)	(17,2)	(25 909)	(17,2)	(4,9)
Administrative	(10 349)	(7,2)	(11 652)	(7,7)	(11,2)
Selling	(3 720)	(2,6)	(3 801)	(2,5)	(2,1)
Goodwill amortization	(787)	(0,5)	(357)	(0,2)	120,2
Total Operating Expenses	(39 506)	(27,5)	(41 720)	(27,7)	(5,3)
Operating Income	36 515	25,4	44 721	29,7	(18,3)
Comprehensive Financial (Expense) income					
Financial (expense) income, net	(1 422)	(1,0)	(2 502)	(1,7)	(43,2)
Gain (Loss) from monetary position	(1 877)	(1,3)	798	0,5	(335,3)
Total Comprehensive Financial (Expense) Income	(3 299)	(2,3)	(1 705)	(1,1)	93,5
Other Income (Expenses)	(1 714)	(1,2)	(3 353)	(2,2)	(48,9)
Income Before Tax and Employees	31 502	21,9	39 663	26,3	(20,6)
Income Tax	(290)	(0,2)	(4 505)	(3,0)	(93,6)
Employees' Profit Sharing	(8 656)	(6,0)	(9 898)	(6,6)	(12,5)
Net Income before minority interest	22 556	15,7	25 259	16,8	(10,7)
Minority interest	(826)	(0,6)	(926)	(0,6)	(10,8)
Net Income	21 730	15,1	24 334	16,1	(10,7)

RECENT DEVELOPMENTS

On July 18th, 2003, the Board of Directors declared a cash dividend of US$ 0,12 per common share and US$ 0,012 per investment share, payable from September 01st, 2003. This dividend totals US$ 5 003 608 and is on account of fiscal year 2003's earnings.



CAME
024

Av. Atocongo 2440
Villa María del Triunfo Lima 35 – Peru
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart: Phone: (511) 265-9045 Fax: (511) 470-8946

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE N° 82-3911

VAL-108-03

September 9, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of August 31, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293